

Unlocking The Potential of Fan-Based Marketing

Problem

Manufacturers don't know who their end users are and this limits their ability to market to them.

Old Model



MANUFACTURER
Sells product through
a distribution channel

DISTRIBUTOR

CUSTOMER
Info doesn't pass
from the distributor
to the manufacturer

Help companies build a community of fans that they can leverage to sell more products

Help companies sell more products in measurable ways

Give companies a direct channel to talk to their customers

We are Building Fantize with The Following Goals in Mind:

Create a database of purchases

Leverage AI to help understand consumers and what they are likely to buy

Build a community of users that interact with one another

FANTIZE

Our Story

Fantize was born out of a simple observation: brands have a vast, often untapped reservoir of energy and passion - their fans.

Instead of looking outward for endorsement and expensive advertising strategies, why not look within the community of loyalists who already love and advocate for your brand?

- **Fantize was established to bridge this gap, turning enthusiastic fans into powerful brand ambassadors.**



Planned Technology

Fantize plans to develop a QR code to allow manufacturers to know who their customers are, in order to facilitate targeted marketing.



The Fantize QR code

> Product identity code

> To be attached by factory at time of production

> Unique to each product

FANTIZE

Potential Benefits

Manufacturers



Give companies a direct channel to talk to their customers



Help companies build a community of fans that they can leverage to sell more products



Assist companies to sell more products in measurable ways

FANTIZE

Potential Benefits

Consumers







Receive potential product promotions, discounts, and coupons

Track warranty information

See product updates

FANTIZE

Market Opportunity

2022

$12.6 billion

Global AI marketing market size

from 2023 to 2030

Expected CAGR of 26.6%

Source: grandviewresearch.com


AI
BOT

FANTIZE

8

Business Model

As we build out the product, we expect to generate revenues from the following sources:



Charge per lead

Charge per QR code

Monthly subscription model for running advertising campaigns

Team



John Hayes

MANAGER

- 15+ years advertising experience
- Former Director of Media Sales at VidaStreet
- Former Director of Media at TD Media LLC



Cecil Robles

ADVISOR

- Co-Founder RaiseGenie AI
- Co-Founder RaiseCapital.io
- Former CEO and Founder of Currency Investors Alliance

FANTIZE